

July 8, 2010

Eugene N. Dubay
Chief Executive Officer and President
Atlas Pipeline Holdings GP, LLC and
Atlas Pipeline Partners GP, LLC
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Pipeline Holdings, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 001-32953**
>
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Current Report on Form 8-K**
> **Filed January 8, 2010**
> **File No. 001-14998**

Dear Mr. Dubay:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Our review encompassed Atlas Pipeline Holdings, L.P. and Atlas Pipeline Partners, L.P. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. Page references relate to the Form 10-K of Atlas

Pipeline Partners, L.P. To the extent a comment is applicable to more than one registrant, please address the issue separately.

Selected Financial Data, page 42

2. We note your calculation of EBITDA includes adjustments for impairment charges. As such, the non-GAAP measure should not be characterized as EBITDA. When you include an adjustment that is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K, please revise the title of the non-GAAP measure to clearly identify the measure being used and all adjustments. For additional guidance, please refer to the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretation Question and Answer 103.01, available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3. You disclose that your Adjusted EBITDA calculation is similar to the Consolidated EBITDA calculation under your credit facility. Please expand your disclosure to state the items that comprise the difference between Adjusted EBITDA and Consolidated EBITDA as defined in your credit agreement referred to in Note 12.

Note 3 – Investment in Joint Venture, page 95

4. We note you recognized a gain of $108.9 million on the sale of your 51% ownership interest in Laurel Mountain where you retained the remaining 49% ownership interest. Please revise to disclose the valuation technique used to measure the fair value of the 49% interest retained. Refer to FASB ASC 810-10-50.

5. Please advise us of your basis for classifying the equity in earnings in your joint venture as revenue.   Refer to Rule 5-03(b)12 of Regulation S-X.

6. Please advise us of the accounting literature or predominate practice that supports classification of the gain on asset sale of $111.4 million as revenue.

Note 12 – Derivative Instruments, page 104

7. We note you discontinued hedge accounting for crude oil derivative instruments in December 2007 and on July 1, 2008 you discontinued hedge accounting for your existing commodity derivatives which were qualified as hedges for accounting purposes. Beginning May 29, 2009 you also discontinued hedge accounting for your interest rate derivatives which were qualified as hedges. With a view towards transparency, please tell us and expand your disclosure to provide an overview discussion of your reasons for discontinuing hedge accounting either here or in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Current Report on Form 8-K filed January 8, 2010

8. We reviewed your Current Report on Form 8-K filed with us on January 8, 2010, that reported the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $6.35 to $6.00 for the period from January 8, 2010 through January 12, 2010. Please provide us with your analysis explaining why the temporary reduction in the exercise price of the warrants was not an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. See, e.g., Heritage Entertainment, Inc. (May 11, 1987).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the each company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director